CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Oncolytics Biotech Inc. of our report dated February 23, 2007, included in the 2006 annual report to shareholders of Oncolytics Biotech Inc.

Calgary, Canada
March 2, 2007

Ernst & Young LLP

Chartered Accountants